Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2007

(millions of dollars)

Earnings, as defined:
Net income	$663
Income taxes	358
Fixed charges, as below	239

Total earnings, as defined	$1,260

Fixed charges, as defined:
Interest charges	$224
Rental interest factor	5
Allowance for borrowed funds used during construction	10

Total fixed charges, as defined	$239

Ratio of earnings to fixed charges and ratio of earnings to	5.27

combined fixed charges and preferred stock dividends (a)
_____________________
(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.